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                                                                    EXHIBIT 99.1

ENGLISH TRANSLATION OF NORWEGIAN SUMMARY TO BE PROVIDED TO SHAREHOLDERS OF HITEC

1.       STATEMENTS OF RESPONSIBILITY

1.1      THE OFFEROR

This offer document consisting of a prospectus and this supplement, is intended to provide the shareholders of Hitec ASA with a factual basis upon which to consider the sale of their shares in Hitec ASA pursuant to this offer. With the exception of the information relating to Hitec ASA, its subsidiaries, board of directors and management, National-Oilwell, Inc. as offeror accepts full responsibility for the contents of this offer document and prospectus. The offeror confirms that the information contained herein is correct in all material respects and in accordance with known factual circumstances, and that no material pertinent information is omitted.

                                 Houston, [date]
                       National-Oilwell, Inc. as offeror

1.2      LEGAL ADVISER

Wiersholm, Mellbye & Bech ANS has been Norwegian counsel for National-Oilwell. In this respect we have reviewed this offer document and prospectus dated [date]. We can confirm that the document in our opinion satisfies the Norwegian laws and regulations governing voluntary offers to purchase shares in companies listed on the Oslo Stock Exchange in exchange for shares. Further, we can confirm that in our opinion and based on the information received, the matters discussed in section 3 of this supplement regarding Norwegian tax law is accurately described.

Our review does not extend to the offer document's account of commercial, financial or accounting issues, and is furthermore limited to matters governed by Norwegian law.

                                  Oslo, [date]
                            Wiersholm, Mellbye & Bech
                                Harald Willumsen.

2.       TERMS AND CONDITIONS OF THE OFFER

2.1      THE OFFER DOCUMENT

This offer document consists of a prospectus prepared in accordance of the US Securities Act of 1933 (the "Prospectus"), and this supplement prepared in order, together with the Prospectus, to fulfil the requirements of chapter 4 of the Norwegian Securities Trading Act 1997 governing voluntary offers as well as the prospectus requirements under chapter 5 of the act (the "Supplement").



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2.2      THE OFFEROR

National-Oilwell, Inc. ("National Oilwell") is an US company which was incorporated in 1995 under the laws of the state of Delaware. Its principal offices are located at 10000 Richmond Avenue, Houston, Texas 77042-4200, USA, and its telephone number is 00 1 713 346 7500.

2.3      THE TARGET COMPANY

Hitec ASA ("Hitec")

Organisation number: 936 738 540

Registered address: Lagerveien 8, 4069 Stavanger.

The share capital of Hitec is constituted of a single class of shares and amounts to NOK 37,631,044.-divided by 37,631,044 shares of a nominal value of NOK 1.-.

2.4      THE OFFER

National Oilwell offers to purchase all 37,631,044 outstanding shares of Hitec.

The Offeror does at the time of making of this offer not own any shares in Hitec, nor any other securities issued by Hitec.

2.5      THE OFFER CONSIDERATION

As consideration for his shares in Hitec, each accepting shareholder will receive for each Hitec share 0.2125904 shares in National Oilwell and a cash amount of NOK 3.95152.

No fractional shares of National Oilwell will be issued. Instead the Hitec shareholders will receive a cash consideration in lieu of such fractional shares. The cash payment for such fractional shares will be calculated based on the average of the closing prices of the National Oilwell shares on the New York Stock Exchange for the last ten trading days ending on the second day prior to the offer expiration date.

2.6      ESCROW ACCOUNT

When signing the acceptance form, each accepting shareholder agree to assume certain obligations to indemnify National Oilwell with respect to certain liabilities relating to the drilling business of Hitec and losses arising out of any breach of the representations and warranties made by Hitec in the Merger Agreement (as defined in the Prospectus). Each shareholder's liability is limited to the value of 10 percent of the National Oilwell shares such shareholder is allotted upon the completion of the offer.

These representations and warranties are more closely described under "Description of the Merger Agreement" section in the Prospectus.

Ten percent of the National Oilwell shares each accepting Hitec shareholder will receive as consideration when accepting the offer, will be placed in an escrow account for a period of one year from the completion of the offer as security of each shareholder's liability against National Oilwell. When the one-year period is expired, the shares in the escrow account will

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be delivered to the Hitec shareholders, after deducting amounts for which the shareholders are liable to National Oilwell pursuant to the Merger Agreement.

2.7      CONDITIONS FOR THE OFFER

The completion of the offer is subject to the following conditions:

         (a) the receipt by National Oilwell of valid and unconditional acceptances of the offer representing more than 90% of the shares and votes of Hitec;

         (b) the completion of the Asset Purchase Agreement (as defined in the Prospectus) between Hitec and Hitec Vision ASA;

         (c) the receipt of all necessary governmental approvals from US and Norwegian authorities;

         (d) the receipt by Hitec of confirmation from the Royal Ministry of Finance that the sale of Hitec shares to National Oilwell will not be subject to capital gains tax in Norway until the disposition of the National Oilwell shares received as consideration in the offer;

         (e) the accuracy of the representation and warranties set forth in the Merger Agreement as more closely described in the Prospectus;

         (f)      certain other conditions described in the Prospectus.

2.8      EXPIRY OF THE OFFER

The offer will expire at 5:00 pm on [date.]

The expiration date may be extended by National Oilwell.

An extension of the offer period does not constitute a new offer and shareholders who have accepted the offer are also bound of their acceptance in the event of an extension of the offer.

2.9      ACCEPTANCE OF THE OFFER; REVOCATION OF ACCEPTANCES

Hitec shareholders who wish to accept the offer must do so by signing and returning the acceptance form by hand, fax or mail to:

         First Securities ASA
         Stranden 3
         P.O. Box 1441 Vika
         0112 Oslo
         telephone 23 23 80 00, telefax: +47 23 23 80 01

Acceptances must cover all shares in Hitec held by the accepting shareholder.

Acceptances are valid only if the acceptance form enclosed with this offer document is used, is completed fully and returned to and actually received by First Securities prior to the expiration time of the offer. The Offeror reserves the right to consider acceptances received in another form or after the expiration time as valid and binding.

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Acceptances may be withdrawn at any time at any time up to the end of the offer period by notifying First Securities in writing. Notice of withdrawal must actually be received by First Securities prior to the expiration time.

In the event that the account in VPS to which Hitec shares are credited is encumbered, the holder of any such encumbrances must consent to the acceptance.

No confirmation will be given by the Offeror or First Securities ASA that acceptance forms and notices of withdrawals have been received.

2.10     TRANSFER OF HITEC SHARES TO SEPARATE ACCOUNT

Upon acceptance of the offer the accepting shareholders Hitec shares will be transferred by First Securities ASA to a separate VPS account established for purpose of the offer. Upon completion of the offer First Securities will transfer the shares to the Offeror and deliver the National Oilwell shares to the accepting shareholder. If the offer is not completed, the Hitec shares will be transferred back to the accepting shareholders' VPS account by First Securities.

2.11     TERMINATION OF THE OFFER

The offer may on certain conditions described under the "Description of the Merger Agreement" section in the Prospectus, be terminated by National Oilwell or Hitec.

2.12     FINANCING OF THE OFFER

To the extent necessary, National Oilwell will finance the cash element of the consideration offered for the Hitec shares from its own funds and from borrowing under its revolving credit agreement with a group of lenders. Because Hitec will receive an equivalent amount from the sale of the non-drilling business to HitecVision, National Oilwell's net debt on a consolidated basis will not increase.

2.13     NOTIFICATION TO ACCEPTING SHAREHOLDERS'

Notices and other information to shareholders with respect to the offer will be published to shareholders through the Oslo Stock Exchange information system.

Proper notification shall be deemed to have been given when such notices have been received by the Oslo Stock Exchange.

2.14     MANDATORY OFFER; COMPULSORY REDEMPTION

After the completion of the Offer, National Oilwell will make a mandatory offer to purchase all the Hitec shares for cash to the remaining shareholders, pursuant to the provisions of the Securities Trading Act 1997.

The mandatory offer price will include a discount appropriate to reflect that 10% of the National Oilwell shares delivered to the shareholders who accept this voluntary offer will be held in escrow for a one year period.

Immediately after the completion of the mandatory offer, National Oilwell will conduct a compulsory redemption of any remaining Hitec shares pursuant to the provisions of Section 4-25 of the Norwegian Public Limited Companies Act 1997.

2.15     CHOICE OF LAW, JURISDICTION

The offer and its acceptance are subject to Norwegian law. Any disputes that arise in connection with the offer that cannot be resolved amicably shall be determined by arbitration in accordance with Section 26-5 of the Norwegian Stock Exchange Regulations of 17 January 1994 No 30 as amended.

2.16     MISCELLANEOUS

The National Oilwell shares issued as consideration to the Hitec shareholders will not be registered in VPS.

This offer document will be sent to all shareholders of Hitec who have a VPS registered address, with the exception of shareholders who are resident in countries where the offer cannot lawfully be made. The offer document will be sent to the address that is registered with VPS as at [date].

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3.       NORWEGIAN TAXATION ISSUES

The information provided below is based on current Norwegian tax law and is of a general nature and for general guidance only. Each shareholder is encouraged to seek legal advice to determine his own tax position.

TAXATION OF THE ACCEPTING SHAREHOLDERS

[To be included dependent of the result of the application to the Ministry of Finance.]

3.2      NET WEALTH TAX

Norwegian shareholders will be subject to net wealth tax in Norway on their shares in National Oilwell. According to the treaty, Norway has an exclusive right to net wealth taxation on shares owned by Norwegian residents. Listed shares in U.S companies are valued at 100% of the stock exchange price at January 1st in the assessment year. The marginal net wealth tax rate is presently 1.1%.

3.3      DIVIDENDS PAID BY U.S COMPANIES TO NORWEGIAN SHAREHOLDERS

Dividends are subject to income tax in both Norway and the Tax Treaty for the Avoidance of Double Taxation (the "Treaty") between the U.S. and Norway, the U.S. taxation is limited to a withholding tax of 15% (provided that the shares are not attributed to a fixed place of business in the U.S.). Norway will credit the U.S withholding tax against the Norwegian taxes that accrue on dividend payments.

Dividends are taxed as "ordinary income" in Norway, at the present rate of 28%.

According to the Treaty and Norwegian tax legislation, a Norwegian company which owns more than 10% of the capital of a U.S-company, is entitled to a credit against Norwegian taxes for the dividend's proportionate part of the underlying U.S. corporation tax. The tax credit is limited to the Norwegian taxes that fall on such dividends.

To obtain credit in Norwegian taxes for taxes paid in U.S, the Norwegian shareholders must provide documentation to the effect that withholding taxes actually has been paid in U.S and that U.S withholding taxes are creditable in Norwegian taxes. Such documentation may be required by the tax authorities to be translated into Norwegian and certified by notary public.

3.4      CAPITAL GAINS AND LOSS

Capital gains on the disposition of shares is subject to income tax in Norway as "ordinary income", at a present tax rate of 28%. Capital loss is deductible against "ordinary income". Capital gains/losses are computed as the difference between the amount received and the purchase price (cost price). It is anticipated that a tax relief granted by the Norwegian Ministry of Finance will be conditional upon a roll over of the present cost price of the Hitec shares to the National Oilwell shares to be acquired in the offer. The cost price will not be adjusted for changes in the taxed equity of National Oilwell (ref. the Norwegian "RISK" regulations).

According to the Treaty, Norway has an exclusive right to tax capital gains on shares owned by Norwegian residents. However, if the shareholder within the last 12 months before the disposition owned more than 25% of the shares, and more than 50% of the company's assets at the end of the last three income years are physically in the United States, the U.S. has an exclusive right to tax capital gains on the disposition of such shares.

A FIFO principle will apply. Accordingly the first shares acquired will be regarded as the first shares disposed of.